--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                            ------------------------

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.       )

                         DATA RESEARCH ASSOCIATES, INC.
                           (Name of Subject Company)

                         DATA RESEARCH ASSOCIATES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   237853106

                     (CUSIP Number of Class of Securities)
                            ------------------------

                              MICHAEL J. MELLINGER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DATA RESEARCH ASSOCIATES, INC.
                             1276 NORTH WARSON ROAD
                         ST. LOUIS, MISSOURI 63132-1806
                                 (314) 432-1100
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                    COPY TO:

                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                          101 SOUTH HANLEY, SUITE 1600
                           ST. LOUIS, MISSOURI 63105
                                 (314) 615-6000

/ / Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION

    The name of the subject company is Data Research Associates, Inc., a corporation incorporated in Missouri ("Data Research"). The address of the principal executive and operating offices of Data Research is 1276 North Warson Road, P.O. Box 8495, St. Louis, Missouri 63132-1806. The business telephone number of Data Research is (314) 432-1100.

    The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Schedule 14D-9") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Data Research. As of
July 20, 2001, there were 4,500,204 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

    The name, business address and business telephone of Data Research, which is the subject company and the person filing this statement, are set forth in
Item 1 above, which information is incorporated herein by reference.

    This Schedule 14D-9 relates to the tender offer of McGuire
Acquisition Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of SIRSI Holdings Corp., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock of Data Research for $11.00 per share net to the seller in cash (the "Offer Price") upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended and supplemented from time to time, the "Schedule TO"), filed by Purchaser, Parent and SIRSI Corporation with the Securities and Exchange Commission (the "SEC") on July 25, 2001, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated May 16, 2001 as amended on June 27, July 12 and July 24, 2001 (the "Merger Agreement"), by and among Data Research, Purchaser and Parent, which has been filed as Exhibit 2.1 to the Form 8-K filed by Data Research with the SEC on May 21, 2001 and is incorporated herein by reference. Following the purchase of at least 75% of the outstanding shares of Common Stock on a fully diluted basis by Purchaser, Purchaser will merge (the "Merger") with and into Data Research, with Data Research as the surviving corporation becoming an indirect, wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock owned by Parent, Purchaser, any other subsidiary of Parent or Data Research as treasury stock, and shares of Common Stock held by shareholders who have objected to the Merger, demanded payment of the fair value of their shares of Common Stock under applicable Missouri law and, as of the Effective Time, have neither effectively withdrawn nor lost the right to such demand) will be converted into the right to receive the Offer Price. The Merger Agreement is summarized in "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement" of the Offer to Purchase which is filed as Exhibit (a)(1)(A) to the Schedule TO.

    The principal executive offices of Purchaser are at 101 Washington Street SE, Huntsville, Alabama 35801-4827.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Except as described in this Schedule 14D-9 or incorporated herein by reference, as of the date of this Schedule 14D-9, there exists no material contract, agreement, arrangement or understanding or actual or potential conflict of interest between Data Research or its affiliates and (a) Data Research, its executive officers, directors or affiliates or (b) Purchaser, its executive officers, directors or affiliates.

    Certain contracts, arrangements, or understandings between Data Research or its affiliates and certain of Data Research's directors, executive officers and affiliates are more fully described in Data Research's Information Statement attached to this Schedule 14D-9 as Annex A (the "Information

Statement"). The Information Statement is being furnished to Data Research shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with Purchaser's right (after acceptance for payment of, and payment by Purchaser for, any shares of Common Stock pursuant to the Offer that results in Parent and its subsidiaries owning beneficially at least a majority of the then outstanding shares of Common Stock) to designate persons to the Board of Directors of Data Research (the "Board") other than at a meeting of the Data Research shareholders. The Information Statement is incorporated herein by reference.

    MERGER AGREEMENT.

    The summary of the Merger Agreement and the description of the conditions of the Offer and the Merger contained in "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement" and "The Tender Offer--Conditions of Our Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which, has been filed as Exhibit 2.1 to the Form 8-K filed by Data Research with the SEC on May 21, 2001, and by reference to the amendments to the Merger Agreement, which have been filed as Exhibits (d)(2), (d)(3) and
(d)(4) to the Schedule TO, each of which is incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT.

    On February 5, 2001, Data Research entered into a confidentiality agreement pursuant to which Data Research agreed to supply certain information to Parent and Parent agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with Data Research (the "Confidentiality Agreement"). The Confidentiality Agreement was subsequently amended to provide for the scope of the conduct of SIRSI Corporation's customer due diligence. The summary of the Confidentiality Agreement contained in "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference. The summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement and the amendment to the Confidentiality Agreement, which have been attached as Exhibit (d)(7) and (d)(8) to the Schedule TO, respectively, and incorporated herein by reference.

    SUPPORT AGREEMENT.

    The two principal shareholders of Data Research, both of whom are directors of Data Research, and their respective spouses entered into a support agreement with Parent and Purchaser (the "Support Agreement"). Each party to the Support Agreement granted Parent and Purchaser a proxy to vote their shares of Common Stock and agreed to tender their shares of Common Stock in the Offer. The shares of Common Stock held by the parties to the Support Agreement represent in the aggregate approximately 53.2% of the outstanding shares of Common Stock on a fully diluted basis as of July 20, 2001. The summary of the Support Agreement contained in "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference. The summary is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit 10.2 to the Form 8-K filed by Data Research with the SEC on May 21, 2001 and is incorporated herein by reference.

    AGREEMENTS WITH EXECUTIVES.

    Michael J. Mellinger is a party to an employment and consulting agreement (the "Mellinger Agreement") with SIRSI Corporation, a wholly-owned subsidiary of Parent, which will become effective on the date Parent is entitled to appoint directors to the Board. The Mellinger Agreement provides for a six month employment term followed by a six month consulting term. The summary of the Mellinger Agreement contained in "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference. The summary is qualified in its entirety by reference to the Mellinger Agreement, which has been filed as Exhibit 10.1 to the Form 8-K filed by Data Research with the SEC on May 21, 2001 and is incorporated herein by reference.

    Prior to the execution of the Merger Agreement, various officers of Data Research entered into employment agreements with Data Research (collectively, the "Employment Agreements"). The Employment Agreements memorialized the employment relationship between Data Research and each such officer. The Employment Agreements also provide for an additional payment to each officer if he or she is terminated without cause within a certain time period after a change of control. The consummation of the Offer would constitute such a change of control. This summary is qualified in its entirety by reference to the Form of Employment Agreement, which has been filed as Exhibit (e)(9) to this
Schedule 14D-9 and is incorporated herein by reference.

    INDEMNIFICATION.

    The Merger Agreement provides that, for a period of four years following the Effective Time, Data Research, as the surviving corporation in the Merger (the "Surviving Corporation") will indemnify, defend and hold harmless each person who is now, has been or becomes prior to the Effective Time, a director or officer of Data Research or its subsidiaries, to the fullest extent permitted under applicable Missouri law, the terms of the articles of incorporation and bylaws of Data Research and any agreement, against all losses, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel, and judgments, fines, losses, liabilities and amounts paid in any settlement effected with the written consent of Parent or the Surviving Corporation, arising out of actions or omissions occurring at or prior to the Effective Time. Such indemnification rights will continue in full force and effect for a period of four years from the Effective Time; provided, however, that all rights to indemnification in respect of any indemnified liabilities asserted or made within that four year period will continue until the disposition of those indemnified liabilities.

    For a period of four years after the Effective Time, Parent has agreed to maintain the directors' and officers' insurance policy of Data Research in effect to the extent that such liability insurance can be maintained for a cost of not more than one hundred fifty percent of the aggregate premiums paid by Data Research for the twelve months prior to May 16, 2001, on an annualized basis (the "Maximum Cost"); provided, however, that if such insurance cannot be so obtained at or below such cost, Parent shall maintain as much of such insurance as can be so obtained at the Maximum Cost. Parent may substitute the current directors' and officers' insurance policy of Data Research with a different policy of substantially equivalent coverage and amounts, with terms no less favorable to the former directors or officers.

    EFFECTS OF THE OFFER AND THE MERGER ON STOCK OPTIONS AND WARRANTS.

    The Merger Agreement provides that outstanding and exercisable stock options and warrants of Data Research which have a per share exercise price of less than $11.00 will be either (i) cancelled at the Effective Time in exchange for an amount of cash equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per share of such stock option or warrant and
(B) the number of shares of Common Stock subject to such stock option or warrant immediately prior to its cancellation (the "Net Amount") or (ii) will be converted immediately prior to the Effective Time into the right to receive the Net Amount. Except for such payment, Data Research shall not make any payment on options or warrants without the reasonable consent of the Parent.

    The 1992 Stock Option Plan of Data Research and the 2001 Stock Option Plan of Data Research (collectively, the "Option Plans") and any outstanding option or warrant (other than those subject to acceleration as described below), to the extent unvested, shall at the Effective Time become obligations of the surviving corporation to the Merger. Each such option and warrant shall continue to have, and be subject to, the same terms and conditions set forth in the Option Plans and in the option or warrant agreement, in each case to the extent applicable. Each such option and warrant will be converted into the right to receive an amount in cash equal to the Net Amount at the time such option or warrant becomes exercisable in accordance with its terms. The option or warrant becomes exercisable on the earlier of the scheduled vesting date and the termination of the holder's employment by the surviving corporation without cause.

    Certain unvested options representing an aggregate of 54,000 shares of Common Stock shall accelerate and vest upon the Effective Time of the Merger and shall thereupon be treated as currently exercisable options.

    In the Merger Agreement, Data Research provided representations and warranties to the effect that it obtained valid and binding agreements from holders of its stock options and warrants exercisable for shares of Common Stock at any time up to the Effective Time pursuant to which such holders agreed not to exercise their stock options or warrants until the later of the Effective Time or the termination of the Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    RECOMMENDATION OF THE BOARD.

    At a meeting held on May 15, 2001, the Board, by unanimous vote of all members:

        (1) determined that each of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, is fair to, advisable and in the best interests of, Data Research and its shareholders;

        (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement; and

        (3) recommended that holders of Common Stock tender their shares in the Offer and, if required, approve and adopt the Merger Agreement in all respects.

    In considering the recommendation of the Board with respect to the Offer and the Merger, Data Research's shareholders should be aware that some members of the Board and management have interests in the Offer and the Merger that are in addition to the interests of Data Research's shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, the Offer and the Merger.

    In connection with such actions taken by it, the Board took action to exempt the transaction from the application Sections 351.407 and 351.459 of The General and Business Corporation Law of Missouri, relating to certain restrictions of an acquiring person of a Missouri public corporation on such persons voting rights with respect to the stock acquired and on future business combinations between the acquiring person and the acquired Missouri corporation (respectively, the "Control Share Provision" and the "Interested Shareholder Provision").

    The Control Share Provision provides, among other things, that if shares are acquired in an acquisition which (but for the application of the Control Share Provision) would grant the holder of those shares (when combined with the vote of such holder's affiliates or group) the right to vote in an election of directors a percentage of the total vote which exceeds certain thresholds described within the Control Share Provision, then the acquired shares shall only have such voting rights as are granted by resolution approved by the shareholders. The Control Share Provision will not apply, however, if the issuing corporation has so provided in its bylaws or its articles of incorporation prior to the acquisition of the shares at issue. Prior to the execution of the Merger Agreement, the bylaws of Data Research were amended to provide that the Control Share Provision would not apply to the Merger contemplated by the Offer or the Support Agreement.

    The Interested Shareholder Provision prohibits business combination transactions involving a Missouri corporation and an "interested shareholder" (defined generally as any person that directly or indirectly beneficially owns 20% or more of the outstanding voting stock of the subject corporation) for five years following the date (the "Acquisition Date") such person became an "interested shareholder" unless, prior to the Acquisition Date, the board of directors of the subject corporation approved the transactions in which such person became an "interested shareholder" or the business combination. Because the board of directors of Data Research, at the special meeting held May 15, 2001, approved the Merger Agreement and the transactions contemplated thereby, the Interested Shareholder Provision is inapplicable to the Purchaser or the Parent in connection with the Support Agreement, the Offer and the Merger.

    A letter to the shareholders communicating the Board's recommendation is included as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

    BACKGROUND OF THE OFFER AND THE MERGER.

    On January 30, 2001, William K. Luby a director of Purchaser, Parent and SIRSI Corporation, first contacted Crescendo Capital Partners, LLC, the financial advisor of Data Research ("Crescendo"), regarding SIRSI Corporation's interest in acquiring Data Research. Crescendo promptly informed Data Research's senior management about SIRSI Corporation's interest.

    On February 1, 2001, Crescendo, at the request of Data Research, informed Mr. Luby of Data Research's willingness to pursue conversations with SIRSI Corporation and provide SIRSI Corporation with information about Data Research, if the parties executed an acceptable confidentiality agreement. On February 5, 2001, the parties executed the Confidentiality Agreement.

    On February 14, 2001, senior management of Data Research, in a regular meeting of the Board, first apprised the Board of SIRSI Corporation's interest in acquiring Data Research.

    On February 26, 2001 Michael J. Mellinger, Chairman, President and Chief Executive Officer of Data Research, and Duncan O'Brien and Stewart O'Brien of Crescendo, met with Mr. Luby and Patrick Sommers, President and Chief Executive Officer of SIRSI Corporation, in St. Louis, Missouri to discuss a potential transaction between Data Research and SIRSI Corporation.

    On March 6, 2001, SIRSI Corporation's representatives and Data Research's representatives held a telephonic meeting to discuss SIRSI Corporation's interest in acquiring Data Research. At the meeting, Data Research suggested that SIRSI Corporation submit a formal written proposal to acquire Data Research.

    On March 21, 2001 Crescendo received, on behalf of Data Research, a written non-binding proposal from Parent's legal counsel regarding SIRSI Corporation's desire to acquire 100% of the outstanding shares of Common Stock of Data Research for $46.4 million (or for $10.00 per share assuming 4.64 million shares of Common Stock outstanding at such time), subject to its satisfaction with Data Research's contingent liabilities (the "First Proposal"). SIRSI Corporation's proposal contemplated a tender offer followed by a merger of the Purchaser with and into Data Research. The First Proposal requested that Mr. Mellinger be retained as a consultant for four years and Mr. Mellinger would serve on SIRSI Corporation's board of directors. The First Proposal contemplated that Data Research would not have any outstanding indebtedness at closing and the acquisition price would be financed with $21 million of Data Research's cash and borrowings under a new senior bank credit facility. The First Proposal did not contain the conditions to the offer or other material terms that were left open for negotiation. Following receipt of the First Proposal, Data Research provided SIRSI Corporation with non-public information concerning Data Research's historical financial performance and condition, its customers and its prospects.

    Over the course of the next few days, Mr. Mellinger polled certain members of the Board to discuss the First Proposal. Mr. Mellinger and the polled directors agreed that the First Proposal merited further consideration and discussion, but that the proposed price did not sufficiently reflect the true value of Data Research.

    On March 26, 2001, Crescendo advised Mr. Luby that, in Data Research's opinion, the $10 per Share proposal did not adequately reflect Data Research's value. Crescendo and Mr. Luby also discussed other aspects of the proposal, including SIRSI Corporation's due diligence and the proposed financing structure.

    On April 6, 2001, Data Research's and SIRSI Corporation's representatives met at the St. Louis, Missouri office of Data Research to discuss the proposed transaction. Specifically, the group discussed Parent's review of the publicly available information on Data Research and the revenue potential for Data Research's new Taos product line.

    On April 10, 2001, Mr. Luby and Crescendo met in Kansas City, Missouri to discuss in greater detail the proposed terms of a transaction between Data Research and SIRSI Corporation. At the meeting, the parties discussed valuations for Data Research in excess of $10.00 per share. Based on those and the prior discussions between Data Research and SIRSI Corporation, and their respective financial advisors, Mr. Luby indicated that SIRSI Corporation would submit a revised proposal to Data Research.

    On April 12 and 13, 2001, Data Research and Crescendo provided additional financial information regarding Data Research to SIRSI Corporation.

    On April 16, 2001, Crescendo received, on behalf of Data Research, a written revised non-binding proposal from SIRSI Corporation with a new proposed purchase price of $11.00 per share (the "Second Proposal"). The Second Proposal included the following:

    - SIRSI Corporation would not consummate the acquisition unless Data Research had no outstanding indebtedness and had at least $22 million in cash at the time of the closing of SIRSI Corporation's offer.

    - The Principal Shareholders would agree to tender into an offer made to all shareholders and vote in favor of any merger.

    - SIRSI Corporation would retain Mr. Mellinger as a consultant for two years at a rate equal to $150,000 per annum.

    - SIRSI Corporation would finance the acquisition with $22 million of Data Research's cash and with borrowings under a new senior bank credit facility.

    - If SIRSI Corporation did not receive the contemplated financing but all of the other conditions to SIRSI Corporation's offer were satisfied, SIRSI Corporation would pay $500,000 to Data Research as a termination fee.

    On April 19, 2001, at a regular meeting of the Board, senior management of Data Research updated the Board as to the status of the negotiations concerning the proposed transaction. Following the meeting, Data Research delivered the following proposed changes to the Second Proposal (such modified proposal being referred to as the "Third Proposal"):

    - SIRSI Corporation would acknowledge the number of outstanding options and warrants that Data Research would be obligated to honor following the consummation of the Merger.

    - The Principal Shareholders would state their intention to tender into the offer but would not agree to tender into the offer or vote in favor of the Merger.

    - Data Research would not commit to have a fixed amount of cash at closing, but would limit its uses of cash pending closing of the Merger.

    - SIRSI Corporation would pay Data Research a termination fee of $2 million if SIRSI Corporation failed to receive binding commitment letters in regard to the financing prior to an agreed upon date.

    - Data Research would pay SIRSI Corporation a termination fee of $2 million if it failed to complete the deal with SIRSI Corporation due to the existence of a more attractive, unsolicited offer to acquire Data Research.

    - Upon resolution of all issues, the parties would execute definitive agreements and would deposit the signed agreements into escrow for a two business day period during which SIRSI Corporation would be given the opportunity to discuss Data Research's business and Data Research's products with the University of California at Los Angeles and at least two other customers of Data Research. At the end of the two business day period, if SIRSI Corporation notified Data Research that it was satisfied with its discussions, the agreements would be released from escrow.

    - SIRSI Corporation would acknowledge that Data Research planned on entering into employment agreements with five members of its management team, including Mr. Mellinger.

    Between April 19, 2001 and April 23, 2001, representatives of Data Research and Crescendo, and the representatives of SIRSI Corporation, negotiated the terms of the Third Proposal. On April 24, 2001, the parties agreed to a revised proposal reflecting substantially the terms set forth above except as follows (the "Fourth Proposal"):

    - At closing, SIRSI Corporation would pay holders of vested Data Research options an amount equal to the excess of $11.00 per share over the per share exercise price.

    - SIRSI Corporation would pay a termination fee of $1 million if SIRSI Corporation failed to receive binding commitment letters in regard to the financing prior to an agreed upon date. The parties did not agree on whether there would be a financing condition in the Merger Agreement following receipt of such commitment letters.

    - The Principal Shareholders would agree to tender into the offer and vote, in their capacity as shareholders, in favor of the Merger.

    - SIRSI Corporation would retain Mr. Mellinger as an employee for six months following closing and for an additional six months thereafter as a consultant. SIRSI Corporation would pay Mr. Mellinger $25,000 per month during the employment and consulting terms. Following the consulting term, SIRSI Corporation would pay Mr. Mellinger $100,000 per annum for a three year period in exchange for his agreement not to compete with SIRSI Corporation and its subsidiaries.

    Each proposal was subject to substantial conditions, including SIRSI Corporation's satisfaction with the results of its due diligence. SIRSI Corporation informed Data Research that for it to incur costs and expenses for its due diligence activities, Data Research must agree not to solicit or negotiate with any third parties for a limited period of time. On April 24, 2001, Data Research executed an exclusivity letter pursuant to which it agreed not to solicit competing offers or negotiate with third parties until May 11, 2001.

    On April 24, 2001, management of Data Research concluded that the terms specified in the Fourth Proposal, while not necessarily acceptable to Data Research in all respects, were sufficiently satisfactory to merit the execution of the Fourth Proposal and the granting of an exclusivity period to Parent ending on May 11, 2001, during which time a definitive agreement could be negotiated and due diligence performed. Accordingly, Data Research and an affiliate of Parent executed the Fourth Proposal and related exclusivity letter.

    On April 29, 2001, SIRSI Corporation provided to Data Research a draft merger agreement.

    On April 30, 2001, SIRSI Corporation and its various representatives met in St. Louis, Missouri, with Data Research and its various representatives to conduct formal due diligence on Data Research.

    From May 2, 2001 until the signing of the Merger Agreement, the legal and financial advisors of Data Research and SIRSI Corporation engaged in extensive negotiations over the terms of the draft merger agreement.

    On May 7, 2001, SIRSI Corporation and its various representatives met again in St. Louis, Missouri, with Data Research and its various representatives to conduct additional due diligence on Data Research.

    On May 10, 2001, the Board met in a special meeting to receive a presentation from senior management on the status of the negotiations of the terms and conditions of the proposed transaction and to review the steps necessary to execute the merger agreement and consummate the transactions. At the meeting the Board also received presentations from Gallop, Johnson & Neuman, L.C. ("Gallop"), the legal advisor to Data Research, and Crescendo on the legal and financial aspects, respectively, of the proposed transactions.

    On May 11, 2001, in light of the progress in the negotiation and due diligence processes, Data Research and Parent agreed to extend the end of the exclusivity period in the exclusivity letter to May 14, 2001.

    On May 13, 2001, the Board met again to receive a report from senior management and Gallop on the status of the negotiations. Senior management and Gallop informed the Board that while many of the issues outstanding on the date of the prior Board meeting had been resolved, certain issues, including the termination and termination fee issue and the fiduciary-out issue, had not been resolved and that discussions as to price were still continuing. Management also added that the issue of customer due diligence had been agreed to in concept.

    On May 14, 2001, Data Research and Parent agreed to amend the exclusivity letter and Confidentiality Agreement to provide for the scope of the conduct of the customer due diligence and extended the exclusivity period to May 16, 2001. On May 16, 2001 Data Research was advised by SIRSI Corporation that SIRSI Corporation's customer due diligence was completed to its satisfaction.

    On May 15, 2001, the Board met to consider the proposed tender offer, merger and merger agreement with Parent for the acquisition of Data Research at $11.00 per share in cash, and to receive final presentations from senior management, Gallop and Crescendo. Senior management outlined the final terms of the proposed tender offer, merger and merger agreement to the Board and presented to the Board the results of senior management's analysis of, among other things, the library automation industry in general, the historical performance of Data Research, the proposed transaction, alternatives available to Data Research, including the possibility of remaining independent, and the impact of the proposed transactions on the Data Research shareholders, employees and customers. Gallop then delivered to the Board a presentation outlining the legal aspects of the proposed transactions, with an emphasis on the fiduciary duties of the Board to the Data Research shareholders. The Board then requested that Crescendo deliver its opinion with respect to the fairness, from a financial point of view, to the Data Research shareholders of the consideration proposed to be paid by Parent. Crescendo delivered to the Board its oral opinion to the effect that, as of such date, and based upon and subject to certain matters and assumptions, the $11.00 per share consideration to be received by the Data Research shareholders was fair, from a financial point of view, to the Data Research shareholders.

Following the presentations, the Board approved the proposed tender offer from and merger with Parent.

    On May 16, 2001, the parties executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, the Support Agreement and Mellinger Agreement were executed. The following morning, a joint press release was issued announcing the execution of the Merger Agreement.

    On or about June 25, 2001, Data Research was informed that SIRSI Corporation was not able to arrange senior debt financing from its prospective lender adequate to consummate the transactions. In response, the parties considered various options, including SIRSI Corporation's proposal to reduce the per Share cash price to be paid in the Offer and the Merger to $10 per share. During this period, on two occasions, the parties extended the deadline for obtaining commitment letters for the senior debt financing and for commencing the Offer. SIRSI Corporation informed Data Research that they would be able to obtain equity contributions and loans from Parent's shareholders and Patrick Sommers, the President and Chief Executive Officer of Purchaser, Parent and SIRSI Corporation. The proposed equity contributions and loans, along with the senior debt financing from SIRSI Corporation's lender, along with available cash from SIRSI Corporation and Data Research, would provide sufficient funds to consummate the Offer at the $11.00 per share purchase price and pay related fees and expenses.

    In addition, prior to commencing the Offer, the parties amended the Merger Agreement for, among other things, the following:

    - Data Research provided representations and warranties to the effect that it obtained agreements from holders of its outstanding stock options and warrants exercisable for shares of Common Stock at any time up to the Effective Time and that such agreements provide that such holders will not exercise such stock options and warrants until the later of the Effective Time and the termination of the Merger Agreement.

    - The parties deleted the requirement to file a notification under Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended because the transaction size will not meet the requisite threshold.

    - Upon consummation of the Offer and acceptance by SIRSI Corporation for payment of shares of Common Stock tendered pursuant to the Offer (without giving effect to any subsequent offering period), Data Research will provide Parent with a bridge loan in an amount of up to $18.7 million less the amount of Data Research's transaction expenses.

    On July 25, 2001, the Purchaser commenced the Offer.

    REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    In reaching its recommendation described above, the Board considered a number of factors, including the following:

        1. COMPANY OPERATING AND FINANCIAL CONDITION. The Board considered the current and historical financial condition and results of operations of Data Research, as well as the prospects and strategic objectives of Data Research, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which Data Research's business operates.

        2. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The Board considered the relationship of the Offer Price to the historical market prices of the Common Stock and the 86% premium over the $5.91 closing price of the Common Stock on Nasdaq on May 16, 2001 (the last trading day prior to the announcement of the merger agreement with Parent) represented by the Offer Price. The Board also considered the fact that the Common Stock had been thinly traded for a long period of time and the effect thereof on the prospects of significant upward movement in the market price in the foreseeable future.

        3. STRATEGIC ALTERNATIVES. The Board considered the presentation of senior management and the Board's review with respect to trends in the industry in which Data Research's business operates and the strategic alternatives available to Data Research, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted by Crescendo to assist the Board in determining levels of interest of potential strategic partners and its evaluation of these strategic alternatives including the fact that Data Research had not received any proposal that offered value superior to the Offer and the Merger. The Board also considered management's belief that Data Research and Parent have compatible corporate cultures, the complementary nature of the two companies' products and customer bases, and the experience, size and financial strength of Parent.

        4. CRESCENDO FAIRNESS OPINION. The Board considered presentations from Crescendo and the oral opinion of Crescendo (which was subsequently confirmed in a written opinion, dated as of May 15, 2001) to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $11.00 per share to be received by Data Research shareholders pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the written opinion rendered by Crescendo to the Board, setting forth the procedures followed, the matters considered and the assumptions made by Crescendo in arriving at its opinion, is attached as Annex B hereto and incorporated herein by reference. Shareholders are urged to read this opinion in its entirety. The Board was aware that Crescendo holds a warrant and is entitled to certain fees described in Item 5 upon the consummation of the Offer.

        5. TIMING OF COMPLETION. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all of the shares of Common Stock, which should allow shareholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their shares in the Offer.

        6. ALTERNATIVE TRANSACTIONS. The Board considered that under the terms of the Merger Agreement, although Data Research is prohibited from soliciting alternative acquisition proposals from third parties, Data Research may engage in negotiations with, and may furnish non-public information to, a third party concerning an acquisition proposal if, among other things, (i) Data Research receives an unsolicited bona fide offer,
    (ii) the transaction is likely to be funded and consummated in accordance with the terms of the offer and (iii) the Board determines in good faith that failure to take such actions would violate its fiduciary duties to the Data Research shareholders based on the advice of its financial advisor that such acquisition proposal is superior to the Offer and the Merger, from a financial point of view, for the Data Research shareholders and after having consulted with outside legal counsel. The Board considered that the terms of the Merger Agreement permit Data Research to terminate the Merger Agreement to enter into such a superior transaction involving Data Research if, among other things, Data Research is not in breach of the "no solicitation" provision of the Merger Agreement, Data Research gives Parent notice that it intends to enter into an agreement for such superior transaction and Data Research pays Parent a $2 million termination fee concurrently with entering into such binding written agreement.

        7. POTENTIAL CONFLICTS OF INTEREST. The Board was aware of the potential conflicts of interest between Data Research, on the one hand, and certain of Data Research's officers and directors, on the other hand, in the Offer and the Merger, as described in Item 3 above.

    The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that the Data Research shareholders tender their shares of Common Stock in the Offer.

    INTENT TO TENDER.

    Except as described in this paragraph, after reasonable inquiry and to the best of Data Research's knowledge, each executive officer, director, affiliate and subsidiary of Data Research currently intends, subject to compliance with applicable law including Section 16(b) of the Exchange Act, to tender all shares of Common Stock held of record or beneficially owned by such person or entity to Purchaser in the Offer. Stock options held by directors and executive officers as of the Effective Time will be cancelled and, to the extent that they have a per share exercise price below the Offer Price, converted into cash or the right to receive cash in the future as described in Item 3 above.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    The Board engaged Crescendo on April 20, 2000 for the purpose of rendering financial advisory services to Data Research in connection with its consideration of a possible transaction with a strategic and/or financial partner. The engagement of Crescendo by Data Research was expanded on August 3, 2000, at which time Data Research granted a warrant to purchase 50,000 shares of Common Stock to Crescendo, which warrant is exercisable at the Effective Time. In connection with the Offer, Data Research requested Crescendo to undertake an analysis to enable Crescendo to provide an opinion to the Board for its consideration as to the fairness to Data Research's shareholders, from a financial point of view, of the consideration to be received by Data Research's shareholders in the Offer and the Merger. Pursuant to the terms of their engagement, Data Research paid Crescendo an opinion fee of $75,000. No portion of this opinion fee was contingent upon the closing of the Merger or whether Crescendo rendered a favorable opinion with respect to the proposed Merger. Data Research also agreed to pay Crescendo a transaction fee of approximately $600,000 (against which the opinion fee is fully creditable) upon completion of the Offer. Data Research also has agreed to reimburse Crescendo for reasonable out-of-pocket expenses and to indemnify Crescendo and related parties against certain liabilities arising out of their engagement.

    Neither Data Research nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Data Research, for which no additional compensation will be paid.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

    The Data Research Stock Purchase Plan purchased 650 shares of Common Stock from Data Research on May 31, 2001, at a price of $10.27 per share. The Data Research Dividend Reinvestment Plan purchased 13 shares of Common Stock from Data Research on June 15, 2001, at a price of $10.56 per share.

    With the exception of the transactions set forth in this Item 6, no transactions in the Common Stock have been effected during the past 60 days by Data Research or, to the knowledge of Data Research, by an executive officer, director, affiliate or subsidiary of Data Research.

ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as described in the Schedule TO and Item 3 of this Schedule 14D-9, no negotiation is being undertaken or is underway by Data Research in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Data Research or any subsidiary of Data Research, (ii) a purchase, sale or transfer or a material amount of assets by Data Research or any subsidiary of Data Research, (iii) a tender offer for or other acquisition of securities by or of Data Research or (iv) any material change in the present capitalization or dividend policy of Data Research.

    Except as described in the Schedule TO and under Item 3 and Item 4 of this
Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer and the Merger that relate to or would result in one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    GENERAL BUSINESS CORPORATION LAW OF MISSOURI.

    The Offer and the Merger are subject to certain provisions of Missouri law relating to appraisal rights, business combinations with "interested shareholders" and take over bids. A discussion of these laws is set forth in "The Tender Offer--Legal Matters and Regulatory Approvals", "The Tender Offer--State Takeover Laws" and "The Tender Offer--Rights of Dissenting Shareholders" of the Offer to Purchase which is filed as Exhibit (a)(1)(A) to the Schedule TO, and a copy of the Missouri shareholder appraisal right statute (Section 351.455) is included as Schedule II to the Schedule TO and incorporated herein by reference.

    INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT.

    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to Data Research's shareholders in connection with the designation by Purchaser of persons to the Board other than at a meeting of Data Research's shareholders, and such information is incorporated herein by reference.

    FORWARD-LOOKING STATEMENTS.

    In the interest of providing shareholders with certain information regarding Data Research's future plans and operations, certain statements set forth in this Schedule 14D-9 relate to management's future plans and objectives. Such statements are forward-looking statements. Although any forward-looking statements contained in this Schedule 14D-9 or otherwise expressed by or on behalf of Data Research are, to the knowledge and in the judgment of the officers and directors of Data Research, expected to prove true and come to pass, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties which may cause Data Research's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result.

ITEM 9.  EXHIBITS

(a)(1)*   Letter to shareholders of Data Research, dated July 25, 2001

(a)(2) Offer to Purchase dated July 25, 2001 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO
          ("Schedule TO") filed by Purchaser with respect to Data
          Research on July 25, 2001)

(a)(3) Form of Letter of Transmittal for Common Stock (incorporated herein by reference to Exhibit (a)(1)(B) to Schedule TO)

(a)(4)    Form of Notice of Guaranteed Delivery for Common Stock
          (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO)

(a)(5)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO)

(a)(6)    Form of Letter to Clients for Use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees
          (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO)

(a)(7)    Guidelines for Certification of Taypayer Identification
          Number of Substitute Form W-9 (incorporated by reference to
          Exhibit (a)(1)(D) to Schedule TO)

(a)(8)    Summary Advertisement as published in THE WALL STREET
          JOURNAL on July 25, 2001 (incorporated by reference to
          Exhibit (a)(5)(E) to Schedule TO)

(a)(9) Joint Press Release dated May 17, 2001 (incorporated by reference to press release filed under cover of Schedule
          14D-9 by Data Research on May 17, 2001)

(a)(10) Joint Press Release dated June 27, 2001 (incorporated by reference to press release filed under cover of Schedule
          14D-9 by Data Research on June 28, 2001)

(a)(11) Joint Press Release dated July 13, 2001 (incorporated by reference to press release filed under cover of Schedule
          14D-9 by Data Research on July 13, 2001)

(a)(12)   Press Release dated July 25, 2001, issued by SIRSI
          Corporation (incorporated by reference to Exhibit (a)(5)(D) of Schedule TO)

(a)(13)*  Opinion of Crescendo, dated as of May 15, 2001 (included as
          Annex B to this Schedule 14D-9)

(e)(1) Agreement and Plan of Merger dated May 16, 2001, by and among Data Research, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Data
          Research on May 21, 2001)

(e)(2)    First Amendment to the Agreement and Plan of Merger dated
          June 27, 2001, by and among Data Research, Parent and
          Purchaser (incorporated by reference to Exhibit (d)(2) to Schedule TO)

(e)(3)    Second Amendment to the Agreement and Plan of Merger dated
          July 12, 2001, by and among Data Research, Parent and
          Purchaser (incorporated by reference to Exhibit (d)(3) to Schedule TO)

(e)(4)    Third Amendment to the Agreement and Plan of Merger dated
          July 24, 2001, by and among Data Research, Parent and
          Purchaser (incorporated by reference to Exhibit (d)(4) to Schedule TO)

(e)(5)    Support Agreement dated May 16, 2001, by and among Data
          Research, Parent, Purchaser and those shareholders listed on the signature page thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Data Research on
          May 21, 2001)

(e)(6) Employment and Consulting Agreement dated May 16, 2001, by and among Parent and Michael J. Mellinger (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Data
          Research on May 21, 2001)

(e)(7) Confidentiality Agreement dated February 5, 2001 by and between Data Research and SIRSI Corporation, a wholly-owned subsidiary of Parent, as amended (incorporated by reference to Exhibit (d)(7) to Schedule TO)

(e)(8) Amendment to Confidentiality Agreement dated July 10, 2001, by and between Data Research and SIRSI Corporation
          (incorporated by Reference to Exhibit (d)(8) to
          Schedule TO)

(e)(9)    Form of Employment Agreement

(e)(10)*  Information Statement of Data Research, dated July 25, 2001
          (included as Annex A to this Schedule 14D-9)

------------------------

*   Included in materials delivered to shareholders of Data Research

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       DATA RESEARCH ASSOCIATES, INC.

                                                       By:           /s/ MICHAEL J. MELLINGER
                                                            -----------------------------------------
                                                            Name: Michael J. Mellinger
                                                            Title:  CHAIRMAN OF THE BOARD, PRESIDENT
                                                            AND CHIEF EXECUTIVE OFFICER

Dated: July 25, 2001

                                                                         ANNEX A

Dated:  July 25, 2001

                         DATA RESEARCH ASSOCIATES, INC.
                             1276 NORTH WARSON ROAD
                           ST. LOUIS, MISSOURI 63132
                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                 OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF DATA RESEARCH'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AT THIS TIME AND YOU ARE REQUESTED NOT TO SEND A PROXY TO DATA RESEARCH.

    This Information Statement is being mailed on or about July 25, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Data Research Associates, Inc. ("Data Research") to the holders of record of shares of common stock, par value $0.01 per share (the "Common Stock"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by McGuire Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of SIRSI Holdings Corp., a Delaware corporation ("Parent"), to a majority of the seats on the Board of Directors of Data Research (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

    Data Research, Parent and the Purchaser entered into the Merger Agreement dated as of May 16, 2001, as amended, pursuant to which the Purchaser commenced an offer to purchase all of Data Research's outstanding shares of Common Stock (the "Offer"). The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 21, 2001. The Offer, the Merger (as defined in the Merger Agreement), and the Merger Agreement are more fully described in the
Schedule 14D-9, to which this Information Statement is attached as Annex A.

    The Merger Agreement requires Data Research to cause directors designated by the Purchaser to be elected to the Board under the circumstances described therein upon the acceptance for payment of, and payment by the Purchaser for, any shares of Common Stock pursuant to the Offer.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser's designees has been furnished to Data Research by the Purchaser and Data Research assumes no responsibility for the accuracy or completeness of such information.

                  GENERAL INFORMATION REGARDING DATA RESEARCH

    The Common Stock is the only class of voting securities of Data Research outstanding. As of July 20, 2001, there were (i) 4,500,204 shares of Common Stock outstanding, and (ii) 134,000 shares of Common Stock subject to issuance upon exercise of outstanding exercisable stock options and warrants. Each share of Common Stock is entitled to one vote. The Board currently consists of five members. The officers of Data Research serve at the discretion of the Board.

             RIGHT TO DESIGNATE DIRECTORS AND PURCHASER'S DESIGNEES

    The Merger Agreement provides that promptly after the later to occur of
(1) the purchase of and payment for any shares of Common Stock by Parent or any of its subsidiaries as a result of which Parent and its subsidiaries beneficially own at least a majority of the then outstanding shares of Common Stock and (2) compliance with Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, Parent will be entitled to designate such number of directors on the Board as will give Parent representation on the Board equal to at least the number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Board (giving effect to the directors designated as described in this sentence) multiplied by
(ii) a fraction, the numerator of which is the number of shares of Common Stock that Parent and its subsidiaries beneficially own when calculating this fraction, and the denominator of which is the total number of shares of Common Stock then outstanding. Data Research will, upon request of Parent, use its best efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both as is necessary to enable such designees of Parent to be so elected or appointed to the Board, and Data Research will take all actions available to Data Research to cause such designees of Parent to be so elected or appointed at that time. At that time, Data Research will, if requested by Parent, also take all action necessary to cause persons designated by Parent to be proportionately represented on each committee of the Board, each board of directors (or similar body) of each subsidiary of Data Research, and each committee (or similar body) of each such board of directors.

    The parties have agreed that, in the event that Parent's designees are elected or appointed to the Board, at least two directors who were directors on May 16, 2001 and who are not executives of Data Research will remain on the Board. The affirmative vote of a majority of such directors will be required (after the acceptance for payment of shares of Common Stock pursuant to the Offer and prior to the Effective Time of the Merger) in order for Data Research to (1) amend or terminate the Merger Agreement, (2) exercise or waive any of its rights, benefits or remedies under the Merger Agreement if such exercise or waiver would adversely affect holders of shares of Common Stock (other than us or our Parent) or (3) take any other action under or in connection with the Merger Agreement if such action would adversely affect holders of shares of Common Stock (other than Purchaser or Parent).

    The Purchaser has informed Data Research that it will choose the Purchaser's designees from the persons listed below. The Purchaser has further informed Data Research that each of the individuals listed below has consented to act as a director, if so designated. None of the Purchaser's designees currently is a director of or holds any position with Data Research. The Purchaser has advised Data Research that, to the best of the Purchaser's knowledge, none of the Purchaser's designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Data Research, nor has any such person been involved in any transaction with Data Research or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to transactions between the Purchaser and Data Research that have been described in the Schedule TO or the Schedule 14D-9.

    The Purchaser has informed Data Research that the name, age as of July 20, 2001, position with Purchaser, Parent, SIRSI Corporation, or an affiliate thereof, and five-year employment history of each of the Purchaser's designees is set forth below.

NAME                     AGE                               POSITION
----                   --------   ----------------------------------------------------------
William K. Luby......     41      Managing Partner, Seaport Capital, LLC; Director of
                                  Purchaser; Director of Parent; Director of SIRSI
                                  Corporation

James Young..........     47      Chairman of the Board of Purchaser; Executive Officer and
                                  Director of Parent; Executive Officer and Director of
                                  SIRSI Corporation

Patrick Sommers......     54      President and Chief Executive Officer of Purchaser;
                                  President, Chief Executive Officer of Parent; President
                                  and Chief Executive Officer of SIRSI Corporation

Larry D. Smith.......     54      Director of Purchaser

Heidi Daileader......     29      Associate, Seaport Capital, LLC; Director of Parent;
                                  Director of SIRSI Corporation

Michael Murdock......     45      Director of Parent; Director of SIRSI Corporation

Jacky Young..........     50      Director of Parent; Director of SIRSI Corporation

Allison Mulhern......     42      Director of Parent; Director of SIRSI Corporation; Partner
                                  Seaport Capital

James Collis.........     38      Executive Vice President Seaport Capital, LLC; Director of
                                  Parent; Director of SIRSI Corporation

    Set forth below are descriptions of the backgrounds of each of Purchaser's designees:

    Mr. Luby has served as a Director of Purchaser since April 2001 and Managing Partner of Seaport Capital LLC, a limited liability company formed to manage Seaport Capital Partners II, L.P., CEA Capital Partners USA, L.P. and CEA Capital Partners USA CI, L.P. ("Seaport Capital") since October of 1996. Prior thereto, Mr. Luby was the Managing Director of Chase Capital from January 1994 to April 1996.

    Mr. Young has been Chairman of the Board of Purchaser since April 2001, an Executive Officer and Director of Parent since September 1999, and an Executive Officer and Director of SIRSI Corporation since 1980. Prior thereto, Mr. Young served as the President and Chief Executive Officer of SIRSI Corporation from 1980 to January 2001.

    Mr. Sommers has served as a Director, President and Chief Executive Officer of Purchaser since April 2001, President and Chief Executive Officer of Parent since January 2001, and President and Chief Executive Officer of SIRSI Corporation since January 2001. Prior thereto, Mr. Sommers served as President, Chief Executive Officer and a Director of the Dialog Corporation from April 2000 to December 2000. He was the Chief Operating Officer of the Dialog Corporation from October 1998 to April 2000. Mr. Sommers served as Chairman of the Board and Chief Executive Officer of Medicus Systems Corporation from February 1996 to June 1998. From 1992 to 1996, he served as President of Ceridian Employer Services.

    Mr. Smith has been a director of Purchaser since April 2001. He has been the Chief Financial Officer of Parent since September 1999 and of SIRSI Corporation since June 1993. Mr. Smith was the Controller of SIRSI Corporation from August 1990 to June 1993.

    Ms. Daileader has been a Director of Parent and of SIRSI Corporation since September 1999. She has been an associate of Seaport Capital, and its predecessor, since January 1998. Prior thereto, she attended Columbia Business School since August 1996.

    Mr. Murdock has been a Director of Parent since September 1999 and of SIRSI Corporation since 1980. Mr. Murdock was the Chief Technology Officer of SIRSI Corporation from 1994 to 2000. He was Vice-President of SIRSI Corporation from 1980 to 1994.

    Ms. Young has been a Director of Parent since September 1999 and of SIRSI Corporation since 1980. Ms. Young was the President of SIRSI Corporation from 1994 to January 2001. She was a Vice-President of SIRSI Corporation from 1980 until 1994.

    Ms. Mulhern has been a Director of Parent and of SIRSI Corporation since January 2001. She has been a Partner at Seaport Capital since March of 1998. Ms. Mulhern was the Managing Director of BT Securities from November 1985 to March 1998.

    Mr. Collis has been a Director of Parent and of SIRSI Corporation since September 1999. He has been an Executive Vice President of Seaport Capital since February 2000. Prior to Seaport Capital, Mr. Collis served as Executive Vice President of CEA Management Corp., a corporation formed to manage CEA Capital Partners USA, L.P. and CEA Capital Partners USA CI, L.P. Before joining CEA Management Corp., Mr. Collis was a principal at Chase Manhattan Bank beginning in December 1996.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

    On July 20, 2001, the following represented beneficial ownership of Common Stock by (i) each of the current directors of Data Research, (ii) each of the executive officers named in the Summary Compensation Table (see "Executive Compensation" below), (iii) all current directors and executive officers of Data Research as a group and (iv) all persons known to Data Research who may, individually or as a group, be deemed to be the beneficial owners of more than 5% of the Common Stock (each director, officer and 5% shareholder having sole voting and investment power over the shares listed opposite his, her or its name except as set forth in the footnotes hereto):

                                                                 AMOUNT AND NATURE      PERCENT
NAME OF BENEFICIAL OWNER                                      OF BENEFICIAL OWNERSHIP   OF CLASS
------------------------                                      -----------------------   --------
DIRECTORS--

F. Gilbert Bickel III.......................................           742,550(1)         16.5%
Donald P. Gallop............................................            25,141(2)            *
Marilyn Gell Mason..........................................             8,505(3)            *
Michael J. Mellinger........................................         1,867,947(4)         41.5%
Howard L. Wood..............................................            25,141(5)            *

EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)--

Katharine W. Kilper.........................................            38,985(6)            *

DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP--

(9 individuals).............................................         2,723,041(7)         60.5%

5% SHAREHOLDERS--

Schwartz Investment Counsel, Inc. ..........................
3707 West Maple Road
Bloomfield Hills, Michigan 48301                                       347,500(8)          7.7%

------------------------

*   Represents less than 1% of the class.

(1) Includes 75,000 shares held by Martha Bickel, wife of Mr. Bickel, and 14,600 shares held by his children, as to which shares Mr. Bickel disclaims beneficial ownership, and currently exercisable options to acquire 12,000 shares of Common Stock. Mr. Bickel's address is 1276 North Warson Road, St. Louis, Missouri 63132.

(2) Includes 9,000 shares held in the name of Gallop, Johnson & Neuman, L.C., the law firm of which Mr. Gallop is Chairman, and currently exercisable options to acquire 12,000 shares of Common Stock.

(3) Includes 500 shares held by Robert M. Mason, husband of Ms. Mason, and currently exercisable options to acquire 6,000 shares of Common Stock.

(4) Includes 36,150 shares held by Polly C. Mellinger, wife of Mr. Mellinger, and 2,000 shares held by his children, as to which shares Mr. Mellinger disclaims beneficial ownership, and currently exercisable options to acquire 12,000 shares of Common Stock. Mr. Mellinger's address is 1276 North Warson Road, St. Louis, Missouri 63132.

(5) Includes currently exercisable options to acquire 12,000 shares of Common Stock.

(6) Includes currently exercisable options to acquire 22,000 shares of Common Stock.

(7) Includes currently exercisable options to acquire 95,250 shares of Common Stock.

(8) Information provided by Schwartz Investment Counsel.

                           DIRECTORS OF DATA RESEARCH

    Biographical information concerning Data Research's current directors as of July 20, 2001, is as follows:

                                                                                         SERVICE AS
NAME                                    AGE              PRINCIPAL OCCUPATION          DIRECTOR SINCE
----                                  --------   ------------------------------------  --------------
CLASS A DIRECTORS--

F. Gilbert Bickel III...............     57      Vice President since April 1988 of         1979
                                                 Merrill Lynch, Pierce, Fenner &
                                                 Smith, Incorporated, a full-service
                                                 brokerage firm. Director of Summit
                                                 Marketing Group, Inc.

Michael J. Mellinger................     52      Chairman of the Board since                1975
                                                 April 1992 and President and Chief
                                                 Executive Officer of Data Research
                                                 since 1975; Treasurer of Data
                                                 Research from April 1992 to
                                                 February 1995.

CLASS B DIRECTORS--

Donald P. Gallop(1).................     68      Attorney-at-law and Chairman of the        1992
                                                 law firm of Gallop, Johnson &
                                                 Neuman, L.C. for more than the last
                                                 five years; Director of Falcon
                                                 Products, Inc.

CLASS C DIRECTORS--

Marilyn Gell Mason..................     56      Consultant to libraries and                1999
                                                 providers of library systems since
                                                 April 1999. Director of the
                                                 Cleveland Public Library 1986 to
                                                 April 1999.

Howard L. Wood......................     62      Consultant to Charter                      1992
                                                 Communications, Inc. of which he was
                                                 formerly Vice-Chairman from 1993 to
                                                 November 1999. Co-founder and
                                                 Director of Charter
                                                 Communications, Inc. Director of
                                                 Gaylord Entertainment Corporation.

------------------------

(1) See "Compensation Committee Interlocks and Insider Participation" below for further information.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    During fiscal 2000, four meetings and two telephonic meetings of the Board of Directors were held. During such fiscal year, each director attended 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he or she has been a director and
(ii) the total number of meetings held by all committees of the Board of Directors on which he or she served during the period for which he or she served.

    The Board of Directors of Data Research had a standing Audit Committee consisting of Mesdames Cotton and Mason and Messrs. Bickel, Gallop and Wood. Carole Cotton resigned as a director of Data Research in February 2001. The Audit Committee now consists of the remaining four persons. The Audit Committee reviews the results and scope of the audit and services provided by Data Research's independent public accountants. The Audit Committee also reviews Data Research's procedures with respect to maintaining books and records, the adequacy and implementation of internal auditing, accounting and financial controls, and the policies concerning financial reporting and business practices. The Board of Directors has determined that the members of the Audit Committee are "independent" under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. The Audit Committee has adopted a written charter. During fiscal 2000, three Audit Committee meetings were held.

    The Board of Directors of Data Research had a standing Compensation Committee consisting of Mesdames Cotton and Mason and Mr. Gallop. Following the resignation of Ms. Cotton, the Compensation Committee consists of Ms. Mason and Mr. Gallop, each of whom are non-employee directors and are independent. One vacancy currently exists on the Compensation Committee. The purpose of the Compensation Committee is to act on behalf of the Board of Directors with respect to the compensation of directors and executive officers. The Compensation Committee also administers Data Research's stock option and other benefit plans. During fiscal 2000, one Compensation Committee meeting was held.

    Data Research has no standing nominating committee or other committee performing a similar function.

                            DIRECTORS' COMPENSATION

    Data Research pays an annual fee of $12,000 to directors who are not employees of Data Research. In addition, Data Research pays non-employee directors $1,000 for each Board of Directors meeting attended in person, $500 for each telephonic Board meeting attended and $500 for each committee meeting attended. Data Research also reimburses directors for out-of-pocket expenses incurred in connection with their attendance at Board and committee meetings. Directors' fees of $92,500 were paid during fiscal 2000. Additionally, directors participate in Data Research's Director Stock Option Plan. Historically, such directors have each received annually options to acquire 3,000 shares of Data Research's common stock, exercisable in accordance with the terms of Data Research's Director Stock Option Plan.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 2000, the Compensation Committee of the Board was comprised of three Directors, consisting of Donald P. Gallop, Marilyn Gell Mason and Carole Cotton. None of these Directors is or was an officer of Data Research or any of its subsidiaries at any time now or in the past. Ms. Cotton resigned as a director of Data Research in February, 2001. Mr. Gallop, a director of Data Research, is Chairman of the law firm of Gallop, Johnson & Neuman, L.C., which provided legal services to Data Research during the fiscal year ended September 30, 2000, and is expected to provide legal services to Data Research in the future.

                      EXECUTIVE OFFICERS OF DATA RESEARCH

    The executive officers of Data Research are:

NAME                           AGE                             POSITION
----                         --------   ------------------------------------------------------
Michael J. Mellinger.......     52      Chairman, President and Chief Executive Officer

Katharine W. Kilper........     58      Vice-President, Chief Financial Officer and Treasurer

Michael A. Casale..........     39      Vice-President

Andrew Morrice.............     40      Vice-President

C. Berit Nelson............     34      Vice-President

Set forth below are descriptions of the backgrounds of the executive officers of Data Research:

    Mr. Mellinger has served as President, Chief Executive Officer, and Director of Data Research since 1975 and served as Treasurer of Data Research from April 1992 to February 1995. Mr. Mellinger was elected Chairman of the Board in April 1992.

    Ms. Kilper was elected Chief Financial Officer and Treasurer of Data Research in February 1995. She has served as Vice-President of Data Research since May 1991 and served as Controller of Data Research from April 1989 to February 1995.

    Mr. Casale was elected Vice-President of Data Research in February 2000 and manages Data Research's customer service department. He served as Director of Customer Service of Data Research from May 1999 to February 2000 and as Branch Manager of Data Research's Monterey, California, office from 1995 to May 1999. From 1994 to 1995, he worked in the Monterey customer support area.

    Mr. Morrice was elected Vice-President of Data Research in November 2000. From November 1999 to November 2000 he managed Australian customer service of a US software company. He served as branch manager of Data Research's Australian office from 1994 to 1999.

    Ms. Nelson was elected Vice-President of Data Research in February 2000 and manages Data Research's software development and testing groups. She joined Data Research in 1990 as a trainer and subsequently worked in various capacities in Data Research's sales area until being named Taos Product Manager in March 1998. She served as Software Manager from January 1999 until her election as a Vice-President.

    Each of the executive officers is a party to an employment agreement with Data Research. Mr. Mellinger's employment agreement expires September 30, 2002, with an automatic five-year renewal, unless terminated by Mr. Mellinger or Data Research upon the occurrence of certain events. The other executive officers have entered into employment agreements that provide for their employment with Data Research for a term ending on April 18, 2003, with an automatic renewal unless terminated by the individual executive officer or Data Research upon the occurrence of certain events.

                             EXECUTIVE COMPENSATION

    The following table sets forth the aggregate cash compensation paid for services rendered during the 1998, 1999, and 2000 fiscal years by (i) Data Research's Chief Executive Officer and (ii) Data Research's four other most highly compensated executive officers who were serving as executive officers at the end of the 2000 fiscal year (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                                                ---------------
                                            ANNUAL COMPENSATION                     AWARDS
                              -----------------------------------------------   ---------------
                                                                 OTHER ANNUAL     SECURITIES       ALL OTHER
                                                       BONUS     COMPENSATION     UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR     SALARY ($)   ($) (1)      ($) (2)      OPTIONS/SARS(#)    ($) (2)(3)
---------------------------   --------   ----------   --------   ------------   ---------------   ------------
Michael J. Mellinger........    2000       422,900      -0-                           3,000           2,000
Chairman of the Board,          1999       413,000      -0-                           3,000           2,000
  President, and                1998       408,000      -0-                           3,000           1,500
  Chief Executive Officer

Katharine W. Kilper.........    2000       151,200      -0-                          10,000           2,540
Vice President,                 1999       139,013      -0-                          10,000           2,540
  Chief Financial               1998       122,440      -0-                          10,000           2,040
  Officer and Treasurer

------------------------

(1) Executive officers of Data Research, other than Mr. Mellinger, are entitled to receive bonuses annually at the discretion of the Board of Directors of Data Research. Amounts are earned and accrued during the fiscal years indicated, and are paid subsequent to the end of each fiscal year. See "Employment Agreements" below regarding Mr. Mellinger's employment agreement with respect to his future bonuses, if any.

(2) The named executive officers received certain perquisites during fiscal 2000, none of which in the aggregate exceeded the lesser of $50,000 or 10% of such officer's total salary and bonus for such fiscal year.

(3) Fiscal 2000 compensation includes matching Company contributions to Data Research's 401(k) Profit Sharing Plan of $2,000 each for Mr. Mellinger and Ms. Kilper and matching Company contributions to Data Research's Stock Purchase Plan of $540 for Ms. Kilper.

                   OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

                                                                                                      POTENTIAL REALIZABLE
                                                                                                            VALUE AT
                                                      INDIVIDUAL GRANTS                                  ASSUMED ANNUAL
                               ---------------------------------------------------------------        RATES OF STOCK PRICE
                                     NUMBER OF          % OF TOTAL                                      APPRECIATION FOR
                               SECURITIES UNDERLYING   OPTIONS/SARS                                      OPTION TERM(4)
                                   OPTIONS/ SARS        GRANTED TO    EXERCISE OR                ------------------------------
                                      GRANTED          EMPLOYEES IN   BASE PRICE    EXPIRATION      0%         5%        10%
NAME                                     #             FISCAL YEAR    ($/SH) (3)       DATE        ($)        ($)        ($)
----                           ---------------------   ------------   -----------   ----------   --------   --------   --------
Michael J. Mellinger.........          3,000(1)             4.0%         8.50        11/11/03      -0-        5,495     11,835

Katharine W. Kilper..........         10,000(2)            14.0%         8.50        01/01/05      -0-       18,533     39,449

------------------------

(1) The option listed was granted on November 11, 1999, to Mr. Mellinger in his capacity as a director of Data Research under Data Research's Director Stock Option Plan and became fully exercisable six months after the date of grant.

(2) The option listed was granted on November 11, 1999, to each vice president under Data Research's 1992 Stock Option Plan and becomes exercisable the next January 1 after the second anniversary of the grant.

(3) Exercise or base price is equal to the closing sales price as reported on the Nasdaq Stock Market (NASDAQ National Market System) on the date of grant.

(4) The dollar amounts under these columns result from calculations at 0% and at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the price of Data Research's Common Stock.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                                                    VALUE OF
                                                                                NUMBER OF          UNEXERCISED
                                                                          SECURITIES UNDERLYING   IN-THE-MONEY
                                                                          UNEXERCISED OPTIONS/    OPTIONS/SARS
                                             SHARES                        SARS AT FY-END (#)     AT FY-END ($)
                                            ACQUIRED          VALUE           EXERCISABLE/        EXERCISABLE/
NAME                                     ON EXERCISE (#)   REALIZED ($)       UNEXERCISABLE       UNEXERCISABLE
----                                     ---------------   ------------   ---------------------   -------------
Michael J. Mellinger...................        -0-             -0-              9,000/0                0/0

Katharine W. Kilper....................        -0-             -0-           12,000/20,000             0/0

                                 BENEFIT PLANS

    Data Research sponsors a defined contribution 401(k) plan covering full-time employees in the United States who have at least one month of service and are 21 years of age or older. An employee can defer up to 15% of covered compensation under the plan. The plan provides for a maximum annual Company match of $2,000 plus discretionary Company profit sharing contributions. In April 1994, Data Research included Data Research's common stock as an investment election under the plan and at that time reserved 100,000 shares of common stock for future issuance under the plan. Data Research also sponsors a group retirement plan covering Canadian employees who have at least six months of service. Under the group retirement plan, Data Research annually matches employee contributions up to $2,000 per participant. Contributions made by Data Research to these plans for the years ended September 30, 2000, 1999, and 1998, were $266,000, $215,000, and $250,000, respectively.

    Data Research sponsors a stock purchase plan covering directors, officers, and substantially all employees. Under the plan, each participant can contribute up to 10% of his or her salary per relevant pay period or, in the case of a non-employee director, the greater of 10% of such director's monthly fees or $50 per month, to purchase Company common stock. Data Research will match up to 15% of participants' contributions. The plan can be terminated at any time by the Board of Directors. Data Research reserved 100,000 shares of common stock for future issuance under the plan. Data Research made contributions under the stock purchase plan of $12,000, $16,000 and $15,000 for the years ended September 30, 2000, 1999, and 1998, respectively.

                             EMPLOYMENT AGREEMENTS

    Data Research is a party to an employment agreement with Mr. Mellinger, which agreement expires September 30, 2002 (the "Mellinger Agreement"), with an automatic five-year renewal, unless terminated by Mr. Mellinger or Data Research upon the occurrence of certain events. Pursuant to the Mellinger Agreement, Mr. Mellinger has agreed to serve as the President and Chief Executive Officer of Data Research in exchange for annual base compensation of $400,000 (the "Base Compensation"), as may be increased each fiscal year by the Board of Directors and payable no less frequently than monthly. For fiscal 1997 and thereafter, Mr. Mellinger's bonus, if any, shall be determined in accordance with the terms of a formula (the "Bonus Formula") to be determined for each fiscal year by the Compensation Committee. For the fiscal year ended September 30, 2000, the bonus was to be in the amount of 7.5% of the increase in Data Research's income before income taxes and bonuses for such fiscal year compared to the prior fiscal year, determined by Data Research's independent auditors in accordance with generally accepted accounting principles, consistently applied, and payable within ninety
(90) days of the end of such fiscal year. The Mellinger Agreement provides that Mr. Mellinger is entitled to an additional bonus of (i) 150% of the Base Compensation in the event Mr. Mellinger's employment with Data Research is terminated for reasons other than for cause, permanent disability or death or there occurs a significant reduction in the position, duties or responsibilities of Mr. Mellinger (collectively, "Termination") within one year following a "Change in Control" (as defined in the Mellinger Agreement), (ii) 100% of Base Compensation if Termination occurs within the second year following a Change in Control, and (iii) 50% of Base Compensation if Termination occurs within the third year following a Change in Control.

    Data Research is a also party to an employment agreement with Ms. Kilper, which agreement expires April 18, 2003 (the "Kilper Agreement"), with an automatic one-year renewal, unless terminated by Ms. Kilper or Data Research upon the occurrence of certain events. Pursuant to the Kilper Agreement, Ms. Kilper has agreed to serve as the Vice President and Chief Financial Officer of Data Research in exchange for annual base compensation of $156,500 (the "Base Compensation"), as may be increased each fiscal year by the Board of Directors. Ms. Kilper's bonus, if any, shall be determined at the sole discretion of the Board of Directors. The Kilper Agreement provides that Ms. Kilper is entitled to an amount, payable within sixty (60) days, equal to (i) 150% of the Base Compensation in the event Ms. Kilper's employment with Data Research is terminated for reasons other than for cause, permanent disability or death or there occurs a significant reduction in the position, duties or responsibilities of Ms. Kilper (collectively, "Termination") within one year following a "Change in Control" (as defined in the Kilper Agreement) and (ii) 75% of Base Compensation if Termination occurs within the second year following a Change in Control.

                    TRANSACTIONS WITH MANAGEMENT AND OTHERS

    Pursuant to an equipment lease which expired on April 15, 1996, Data Research leased its office phone equipment from Davandy Management, Inc. ("Davandy"). Upon expiration of the lease Data Research did not exercise its option to purchase the equipment at fair market value but has continued to lease the equipment on a month-to-month basis at a monthly rate of $1,640. During fiscal 2000, Davandy received $19,680 in payments from Data Research for the use of such equipment. Michael J. Mellinger, Data Research's President and Chief Executive Officer, is the president and sole shareholder of Davandy.

    Management of Data Research believes that the terms and conditions of the above-described transactions and those described under the heading "Compensation Committee Interlocks and Insider Participation" were no less favorable to Data Research than those which would have been available to Data Research in comparable transactions with unaffiliated persons.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    Data Research believes that each of its officers, Directors and greater than ten-percent owners complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal 2000.

                      BOARD COMPENSATION COMMITTEE REPORT

    The Compensation Committee of the Board of Directors (the "Committee") is composed of three outside directors and is responsible for developing and approving Data Research's compensation program for the Chief Executive Officer and the other executive officers of Data Research. The Committee also administers the Data Research Associates, Inc. 1992 Stock Option Plan ("the 1992 Plan"). The overall objectives of Data Research's executive compensation program are to provide total compensation that will attract and retain highly qualified executives and to link executive compensation to corporate performance.

    Data Research's executive compensation policies include the following:

    - Compensation levels should be competitive with other software and technology companies of comparable size;

    - Compensation should be directly related to Data Research's achievement of both short and long-term corporate performance goals and to the individual executive's contribution to achieving those goals;

    - Ownership of Data Research's Common Stock provides a link between executives and shareholders by creating incentives for the executives to achieve the long-term goal of creating shareholder value.

    The Committee feels that it can best reach its objectives through a compensation package that includes three elements: (1) base salary; (2) annual cash bonuses; and (3) long-term incentives in the form of stock options. The Chief Executive Officer, Michael J. Mellinger, makes recommendations to the Committee on all elements of the compensation package for the executive officers other than himself.

    BASE SALARIES

    In order to attract and retain executives, Data Research strives to offer competitive salaries and employee benefits, including its Employee Stock Purchase Plan, 401(k) Profit Sharing Plan, health care plans and other employee benefit programs. The Committee sets base salary levels for executives based on the responsibilities of the position held and the experience of the individual, and by reference to a self-selected group of software and technology companies of comparable size and to Data Research's competitors, when such information is available. The Committee also consults published studies of executive compensation in publicly held companies.

    Base salaries are adjusted annually based on the Social Security Administration's cost-of-living adjustment (COLA) calculation. Base salaries are also reviewed annually with regard to Data Research's performance for the year and the responsibilities of the individual executive.

    Under the terms of the Mellinger Agreement, Mr. Mellinger's base salary for the fiscal year ended September 30, 1997, the first year of the Mellinger Agreement, was set at $400,000. The Mellinger

Agreement provides that the Committee may raise Mr. Mellinger's base salary after considering his individual performance, the total compensation paid to the chief executive officers of similar companies of comparable size to Data Research's and such other factors as deemed relevant by the Board of Directors of Data Research.

    In determining Mr. Mellinger's base salary for fiscal 2000, the Committee took into consideration that although total revenues for fiscal 1999, as well as revenue from two of the three sources from which Data Research's revenues are derived, declined from the previous year, Data Research's service revenue increased over fiscal 1998. Additionally, the Committee recognized that the general release and shipment of Data Research's Taos software in the fourth quarter of fiscal 1999 generated year-over-year revenue growth during fourth quarter in all three categories of revenue-hardware, software and services. Based upon these factors, Mr. Mellinger's base salary for fiscal 2000 was set at $422,900, an increase of 2.4% over fiscal 1999.

    ANNUAL BONUSES

    For fiscal 2000, the Committee determined bonuses for Data Research's executives, including Mr. Mellinger, based on formulas determined at the beginning of fiscal 2000 which provided for each officer to receive a bonus linked to an increase in corporate earnings. Since corporate earnings in fiscal 2000 decreased from earnings in fiscal 1999 the Committee did not award a bonus to Mr. Mellinger or Data Research's other executives.

    STOCK OPTIONS

    Since its initial public offering in 1992, the Board of Directors of Data Research has realized the importance of providing executives and other key employees incentives to maximize Data Research's financial performance and align their interests with those of Data Research's shareholders. Through the 1992 Plan, Data Research has encouraged its executives to acquire and hold Data Research's Common Stock. Executive officers, along with all of Data Research's other employees, also are eligible to participate in the Data Research Associates, Inc. Stock Purchase Plan, an ongoing stock acquisition program under which an employee may defer a portion of his or her salary to acquire shares of Common Stock. Data Research matches a portion of the employee's deferral.

    In fiscal 2000 the Committee granted options under the 1992 Plan to each of the executive officers (excluding the Chief Executive Officer). In determining how many options should be granted to each officer, the Committee considered the entire compensation package of each officer and the recommendation of Mr. Mellinger.

                                          Respectfully submitted,

                                          COMPENSATION COMMITTEE OF THE BOARD OF
                                          DATA RESEARCH ASSOCIATES, INC.

                                          CAROLE COTTON
                                          DONALD P. GALLOP
                                          MARILYN GELL MASON

                               PERFORMANCE GRAPH

    Set forth below is a line graph comparing the annual percentage change in the cumulative total shareholder return on Data Research's Common Stock against the cumulative total returns of the Center for Research in Security Prices ("CRSP") Index for the Nasdaq Stock Market (U.S. Companies) and the CRSP Index for Nasdaq Computer and Data Processing Stocks.

                              [Performance Graph]

                                     LEGEND

CRSP TOTAL RETURNS INDEX FOR:                   09/1995    09/1996    09/1997    09/1998    09/1999    09/2000
-----------------------------                   --------   --------   --------   --------   --------   --------
Data Research Associates, Inc.                   100.0      139.7      150.4      145.9       90.7       65.9
Nasdaq Stock Market (US Companies)               100.0      118.7      162.9      165.5      270.4      359.0
Nasdaq Computer and Data Processing Stocks       100.0      124.0      167.8      217.5      369.3      464.3
  SIC 7370--7379 US & Foreign

NOTES:

    A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

    B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

    C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

    D. The index level for all series was set to $100.0 on 09/29/1995.

                                                                         ANNEX B

                        CRESCENDO CAPITAL PARTNERS, LLC
                              300 WEST 11TH STREET
                          KANSAS CITY, MISSOURI 64105
                           TELEPHONE: (816) 512-2925
                              FAX: (816) 512-2945

PERSONAL AND CONFIDENTIAL

May 15, 2001

Board of Directors
Data Research Associates, Inc.
1276 North Warson Road
St. Louis, MO 63132-1806

Attention: Mr. Michael J. Mellinger
       Chairman, President and Chief Executive Officer

To the Board of Directors:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), of Data Research Associates, Inc. (the "Company") of the $11.00 per Common Share in cash (the "Consideration") to be received by such holders pursuant to the Agreement and Plan of Merger, to be dated as of May 16, 2001, by and among SIRSI Holdings Corp. (the "Parent"), McGuire Acquisition Inc. (the "Purchaser") and the Company (the "Agreement").

    Subject to certain conditions precedent, the Agreement provides for a tender offer for all of the Common Shares (the "Tender Offer") pursuant to which the Purchaser will pay $11.00 in cash for each Common Share accepted. The Agreement further provides that, following completion of the Tender Offer, the Purchaser will be merged with and into the Company (the "Merger") and each outstanding Common Share (other than shares owned by the Company or the Purchaser) will be converted into the right to receive the same consideration paid for such shares pursuant to the Tender Offer.

    Crescendo Capital Partners, LLC, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. We are familiar with the Company, having provided certain investment banking services to the Company from time to time. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Agreement. We will receive a fee for our services, a significant portion of which is contingent upon consummation of the contemplated transaction. We have also acted as financial advisor to the Company and to its Board of Directors in rendering this opinion and will receive a fee upon delivery of this opinion.

    In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Shareholders and Annual Reports of Form 10-K of the Company for the five years ended September 30, 2000; certain interim reports to shareholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its shareholders; and certain internal financial analyses for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Common Shares and indices reflecting overall public market conditions, reviewed the financial terms of certain recent business combinations in the library automation industry and performed such other studies and analyses as we considered appropriate.

Data Research Associates, Inc.
May 15, 2001
Page 2

    We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion.

    This opinion is for the use of the Board of Directors of the Company in its evaluation of the contemplated transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares or how such shareholder should vote on any matters relating to the contemplated transaction.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration in cash to be received by the holders of Common Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

CRESCENDO CAPITAL PARTNERS, LLC

*By: /s/ Duncan M. O'Brien, Jr.
    Duncan M. O'Brien, Jr.
    PRESIDENT

                                      B-2